Exhibit 77 N


Prudential MoneyMart Assets, Inc.
File number 811-2619


Actions required to be reported pursuant to Rule 2a-7

Due solely to the upcoming merger of Fitch IBCA, Inc. and Duff & Phelps
 Credit Rating
 Co. (and the subsequent consolidation of F-1 & D-1 corporations, currently designated as First Tier issuers, will become Second Tier issuers.
  Although this change does not involve any issuer-specific credit event and all of the issuers noted below still represent minimal credit risk, we are reporting this development to be in technical compliance with our amortized cost procedures.  The
Fund may or may not
own any of these securities when the merger is eventually completed.

Washington Mutual Finance Corporation
Duquesne Light Company
PHH Corporation
Sears Roebuck Acceptance Corporation
MCI Worldcom, Inc.